Contact

www.linkedin.com/in/mark-demitchell-8516945b (LinkedIn)
www.markdemitchell.com/ (Personal)

Top Skills

Entrepreneurship
Social Media Marketing
Business Development

Languages

English

Certifications

TMP program UCSB

Publications

CleanTech Open regional and global pitch competitions

Patents

Vertical hydroponic garden

Mark DeMitchell

Co-founder @Nestment
San Francisco, California, United States

Summary

Hey there. I'm an entrepreneur at heart and love to create. My left and right brain are constantly at odds with each other but occasionally live harmoniously.

Experience

Nestment
Co-Founder
June 2021 - Present (3 years 9 months)
San Francisco Bay Area

Helping first-time home buyers hack the outdated housing system.

Personas
Marketing director
January 2020 - December 2021 (2 years)
San Francisco Bay Area

Ricardo, Inc
Interim VP Marketing
November 2019 - March 2020 (5 months)
San Francisco Bay Area

enwoven
Marketing Director
April 2018 - November 2019 (1 year 8 months)
San Francisco Bay Area

BlackBird (Acquired)
Marketing Director
December 2017 - May 2018 (6 months)
San Francisco Bay Area

Helped create A/B testing funnels to help founders better understand product / market fit. Created different audiences and targeted different messaging to each one to evaluate who was converting for which value proposition.

TBWA\Chiat\Day
Data Strategist
September 2017 - January 2018 (5 months)
Los Angeles

Positioned inside of the company's DataLab where I used traditional and nontraditional data sources to help drive strategy for the planning and new business teams. Often created patchworks of different data to create insights and predictions for our strategists.

Customers include: McDonalds, Intel, Nissan, QuickBooks

Vma Communications Inc
Senior Marketing Strategist
April 2016 - September 2017 (1 year 6 months)
Greater San Diego Area

This time reflects my roles at both VMA and an acquired agency NSTIG8.

VMA

Based in VMA's San Diego offices, where I specialize in brand strategy and management for an array of clients ranging from consumer-facing tech products and services to enterprise-focused software and start-ups. Follow an ethos of strategy that leads to effective creative.

Customers include: Stanadyne, Wind River

NSTIG8
Acquired by VMA Communications

Moved the needle for enterprise B2B companies to small startups looking for growth in a variety of strategic company objectives. Developed strategies for every phase of the sales funnel. Always aligned marketing priorities with company objectives. Worked closely with CXO's and founders to understand and map quickly changing competitive landscapes.

Customers include: Doosan Fuel Cell, Honda Racing, Magma

NSTIG8 (Acquired)
Marketing Strategist

April 2012 - April 2016 (4 years 1 month)
San Diego, California, United States

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Education

UCSB

Bachelor of Arts (BA), Business/Managerial Economics · (2004 - 2008)